Mail Stop 3561

September 8, 2008

Mr. Gerald Sullivan, Chief Financial Officer
4C Controls, Inc.
104 Summit Avenue
Summit, N 07902-0080

       Re: **4C Controls, Inc.**
              Item 4.02 Form 8-K/A
              Filed September 8, 2008
              File No. 000-52074

Dear Mr. Sullivan:

We have completed our review of your Item 4.02 8-K and related filings and do not, at
this time, have any further comments.

              Sincerely,

              Heather Clark
              Staff Accountant